Mail Stop 3010

June 25, 2009

VIA USMAIL and FAX (312) 526 - 0447

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

>   **Re: ERP Operating Limited Partnership**
>   **Form 10-K for the year ended 12/31/2008**
>   **Filed on February 26, 2009**
>   **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have reviewed your response letter dated May 4, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 3 – Partners' Capital, pages F-20 – F-23

1.   We understand that as a result of your adoption of SFAS 160 at the REIT, you have evaluated the outstanding common units issued by ERP Operating Limited Partnership (the Operating Partnership) and have concluded, after an evaluation of paragraphs 12-32 in EITF 00-19, that the REIT does not have an ability to control settlement in shares of the REIT for a portion of the redeemable common units outstanding at the Operating Partnership. Our understanding is that the company believes that in some cases the REIT is required by the LP agreements or under securities laws to deliver registered shares. In this regard, please also explain why only certain of the agreements require the delivery of registered shares or securities laws would require delivery of registered shares only on a portion rather than the entire class of common units outstanding at the Operating Partnership. Also, please explain how you have evaluated all the paragraphs 12-32

requirements in EITF 00-19 and whether there were any other requirements that might have resulted in your conclusion that the REIT does not have an ability to control settlement in its shares.

2.   We also understand from Section 3.2(C) of the Partnership Agreement, that there are certain limited circumstances in which a Limited Partner would not have a right to exchange OP Units for Common Shares of the REIT. Please tell us how the limited circumstances described in Section 3.2(C) interact with your ability to share settle the redemption request in registered shares. Also, in the event a Limited Partner is unable to exchange its OP units for Common Shares what other settlement alternatives are available to the Limited Partner to satisfy the redemption request?

3.   To the extent the REIT is unable to deliver common shares in satisfaction of the redemption request, please tell us how settlement of the redemption request would occur. For example, assuming that the REIT would then be required to settle such redemption request in cash, please explain how the REIT would have an ability to settle in cash without the Operating Partnership also having a cash obligation to fund the settlement?

4.   Please describe the conflict in fiduciary duties which you believe exist between the REIT and Operating Partnership with respect to the redemption request and the decision to settle such redemption request in cash or common shares of the REIT. Also, are you aware of any instances in the REIT industry where an allegation of a breech of fiduciary duties might have been made the situations or circumstances you have described? Can you explain when the REIT owns the majority of the OP units, how an action that would violate the REIT's fiduciary duties to the OP unitholders, would not also be against the REIT's own best interests? That is, is the fiduciary concern here more with the minority interests rather than the OP interests generally?

5.   Please also explain the redemption terms for any units (common and preferred) outstanding at the Operating Partnership that are in fact held by the REIT and whether and how you have evaluated such redemption rights under EITF Topic D-98?

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file a letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3414 if you have any questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant